UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)*

                             NATIONAL LAMPOON, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    636637100
                                 (CUSIP Number)

                             DAVID B. MILLARD, ESQ.
                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 13, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                DANIEL S. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,608,699*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,002,535*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,608,699*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,002,535*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,611,234*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 59.0%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 22)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                PAUL SKJODT
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        402,071*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,022,535*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        402,071*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,022,535*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,424,606*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 37.4%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 SAMERIAN, LLP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        20,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        20,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 22)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 TIMOTHY S. DURHAM
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a) [X]
                              (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        445,376*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,393,974*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        445,376*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,393,974*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,839,350*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 46.2%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock and certain securities are subject to an option to sell. See Items 4 and 5.

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DIAMOND INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        92,399
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        92,399
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 92,399
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.3%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DW LEASING COMPANY,  LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,350
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                  17,350
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,350
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 JUDY B. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.     SOLE VOTING POWER
          SHARES                        26,000
                                 -----------------------------------
       BENEFICIALLY              8.     SHARED VOTING POWER
         OWNED BY                       0
                                 -----------------------------------
      EACH REPORTING             9.     SOLE DISPOSITIVE POWER
          PERSON                        26,000
                                 -----------------------------------
           WITH                  10.    SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 26,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.8%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 NATIONAL LAMPOON ACQUISITION GROUP LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [  ]

-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,002,535*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,002,535*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,002,535*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 27.5%*
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DC INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        281,690*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        281,690*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 281,690*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 10.1%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* Includes warrants to acquire Common Stock and Series B Convertible
Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 22)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 BETTY A. MORGAN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.     SOLE VOTING POWER
          SHARES                        0
                                 -----------------------------------
       BENEFICIALLY              8.     SHARED VOTING POWER
         OWNED BY                       251,693*
                                 -----------------------------------
      EACH REPORTING             9.     SOLE DISPOSITIVE POWER
          PERSON                        0
                                 -----------------------------------
           WITH                  10.    SHARED DISPOSITIVE POWER
                                        251,693*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 251,693*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.3%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
*See Items 4 and 5

                        AMENDMENT NO. 22 TO SCHEDULE 13D

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin and Paul Skjodt relating to the common stock, no par value (the "Common Stock"), of National Lampoon, Inc., a Delaware corporation (formerly J2 Communications, a California corporation) (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999, November 22, 1999, July 20, 2000,
July 25, 2000, August 11, 2000, March 6, 2001, April 2, 2001, November 19, 2001,
November 21, 2001,  December 17, 2001,  January 31, 2002,  May 2, 2002,  June 7,
2002, July 10, 2002, September 27, 2002 and October 15, 2002, is hereby amended to furnish the information as set forth herein.

ITEM 1. SECURITY AND ISSUER

     Effective November 1, 2002, the name of the Issuer was changed from J2 Communications to National Lampoon, Inc. and the Issuer's state of incorporation was changed from California to Delaware. This Statement relates to the Issuer's shares of Common Stock (the "Common Stock").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Zimmer N Trust (the "Trust") used funds held by the Trust for the transactions described in Item 4, which description is incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION

     As reported in previous amendments to this Statement, on May 17, 2002, the Issuer sold to certain of the Reporting Persons and one other person 35,244 units, with each such unit consisting of one share of Series B Convertible Preferred Stock (the "Series B Preferred") and a warrant to purchase 28.169 shares of Common Stock at a purchase price of $3.55 per share prior to the second anniversary of the date of the issuance of the warrant and $5.00 per share from and after such anniversary (the "Units"). The Units were sold for $100.00 per Unit. On May 17, 2002, the Issuer also granted National Lampoon Acquisition Group, LLC ("NLAG"), an option to purchase up to 29,256 Units on the same terms as the Units sold on that date (the "NLAG Option").

     On May 17, 2002, one of the Reporting Persons, Timothy S. Durham, granted an option to a third party to acquire the shares of Series B Preferred and warrants that Mr. Durham had the right to acquire pursuant to 2,307 of the Units (the "Durham Option") held by Mr. Durham. The third party had the right to acquire the securities covered by the Durham Option on the same terms, including price, as the terms under which Mr. Durham acquired those securities from the Issuer.

     The third party pledged the Durham Option to Mr. Durham in connection with a prior loan from Mr. Durham to the third party. The third party defaulted on the loan and, on November 12, 2002, Mr. Durham executed upon the pledge in his capacity as pledgee.

     Pursuant to exercise on the pledge, all of the rights in the Durham Option were subsequently assigned to the Trust in accordance with the terms of an Option Transfer Agreement. The pledgor received $799,834.50 as consideration for the assignment. On November 14, 2002, the Trust exercised the Durham Option for the $230,700 exercise price. Ms. Morgan is the income beneficiary of the Trust and shares investment control of the trust assets.

     In addition to the transactions described above, in October 2002 NLAG assigned to Messrs. Laikin, Durham and Skjodt, as NLAG's designees, the right to exercise the NLAG Option with respect to a total of 2,300 Units. Messrs. Laikin and Durham each purchased 400 Units on October 15, 2002. Mr. Skjodt purchased 500 Units on October 3, 2002 and 1,000 Units on October 25, 2002. The Units were purchased for $100.00 per Unit.

     The information in Item 5 and Item 6 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on November 13, 2002, the Reporting Persons (referred to herein at times collectively as the "NLAG Group") may be deemed to beneficially own, in the aggregate, 4,147,813 shares of Common Stock, representing approximately 83.7% of the Issuer's outstanding Common Stock (based upon the 1,465,471 shares of Common Stock reported to be outstanding as of October 28, 2002, in the Issuer's Annual Report on Form 10-K filed on October 29, 2002, and including the shares of Common Stock the Reporting Persons have the right to acquire pursuant to the options, warrants and conversion rights reported in this Item 5).

(b)  The individual members of the NLAG Group have the following holdings:

     (1) Mr. Durham directly owns 73,200 shares of Common Stock, 6,473 shares of Series B Preferred and warrants to acquire 182,338 shares of Common Stock. He has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Issuer's Amended and Restated 1999 Stock Option, Defined Stock and Restated Stock Plan. Mr. Durham may be deemed to share voting and dispositive power with respect to the securities listed below for Diamond Investments, LLC and DC Investments, LLC, for both of which Mr. Durham serves as Managing Member, and DW Leasing Company, LLC, in which Mr. Durham has an ownership interest.

     (2) Mr. Laikin directly owns 167,550 shares of Common Stock, 23,764 shares of Series B Preferred and warrants to acquire 669,408 shares of Common Stock. He also has the right to acquire 102,333 shares of Common Stock pursuant to stock options.

     (3) Mr. Skjodt directly owns 141,050 shares of Common Stock, 4,500 shares of Series B Preferred and warrants to acquire 126,761 shares of Common Stock. He also has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Issuer's Amended and Restated 1999 Stock Option, Defined Stock and Restated Stock Plan. He may be deemed to share voting and dispositive power with respect to the securities listed below for Samerian LLP, in which Mr. Skjodt is a Partner.

     (4)  Diamond Investments, LLC directly owns 92,399 shares of Common Stock.

     (5) DC Investments, LLC directly owns 5,000 shares of Series B Preferred and warrants to purchase 140,845 shares of Common Stock.

     (6)  Judy B. Laikin directly owns 26,000 shares of Common Stock.

     (7)  Samerian LLP directly owns 20,000 shares of Common Stock.

     (8)  DW Leasing Company, LLC directly owns 17,350 shares of Common Stock.

     (9) NLAG, as mentioned in Item 4, has the right to acquire Units pursuant to the NLAG Option. As of the date of this Amendment No. 22, 17,795 Units remained available for designation or exercise by NLAG under the NLAG Option.

     (10) Ms. Morgan beneficially owns the 121,721 shares of Common Stock, 2,307 shares of Series B Preferred and warrants for 64,986 shares of Common Stock that are held by the Trust.

Each member of the NLAG Group may be deemed to beneficially own securities beneficially owned by the other members of the NLAG Group. Each member of the NLAG Group disclaims beneficial ownership of the securities held by the other members of the NLAG Group.

Information on the percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 22 and is incorporated herein by reference.

(c)  Except  for  the  transactions  reported  in  Item 4,  only  the  following transactions were effected by the Reporting Persons since those transactions reported in Amendment No. 21 to this Schedule 13D filed on October 15, 2002. All of the transactions were effected in the open market and exclude commissions paid.

                                                                                          Price Per Share
         Shareholder               Date           No. of Shares          Transaction

    Daniel S. Laikin             11/01/02              100                   Buy                $6.50
    Daniel S. Laikin             10/26/02              200                   Buy                $6.00


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As discussed in Item 4, the Durham Option was assigned to the Trust pursuant to an Option Transfer Agreement. See Item 4, which is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

B.   Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002.

C. First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002.

D.   First Amendment to Voting Agreement, dated June 6, 2002.

E. Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group.

F. Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

G. Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

H. Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt.

I. Form of Common Stock Warrant (including Schedule identifying material terms).

J.   Option Transfer Agreement, dated November 12, 2002.

K.   Second Amendment to Voting Agreement, dated October 4, 2002.

L.   Assumption and Adherence Agreement, dated October 4, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2002


/s/ Daniel S. Laikin
--------------------------
DANIEL S. LAIKIN



NATIONAL LAMPOON ACQUISITION GROUP, LLC

/s/ Daniel S. Laikin
--------------------------
By: Daniel S. Laikin
Its:  Managing Member


/s/ Paul Skjodt
--------------------------
PAUL SKJODT



SAMERIAN LLP

/s/ Paul Skjodt
--------------------------
By:   Paul Skjodt
Its:  Managing Member


/s/ Judy B. Laikin
--------------------------
JUDY B. LAIKIN


/s/ Betty A. Morgan
--------------------------
BETTY A. MORGAN

/s/ Timothy S. Durham
--------------------------
TIMOTHY S. DURHAM



DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------
By:   Timothy S. Durham
Its:  Managing Member



DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
---------------------------
By:   Timothy S. Durham
Its:  Managing Member



DC INVESTMENTS, LLC

/s/ Timothy S. Durham
---------------------------
By: Timothy S. Durham
Its:  Managing Member

                                  EXHIBIT INDEX


Exhibit No.                                      Description

A Joint Filing Agreement Pursuant to Regulation ss.240.13d-1(k).

B Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002. This Exhibit is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on April 29, 2002.

C First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002. This Exhibit is incorporated by reference to Exhibit 10.1 in the Issuer's Form 8-K filed on May 31, 2002.

D                      First Amendment to Voting Agreement dated
                       June 6, 2002. This Exhibit is
                       incorporated by reference to Exhibit D to Amendment No. 18 to Schedule 13D filed on
                       June 7, 2002.

E Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group. This Exhibit is incorporated by reference to Exhibit
                       10.7 in the Issuer's Form 8-K filed on
                       May 31, 2002.

F Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit 10.9 in the Issuer's Form 8-K filed on May 31, 2002.

G                      Non-Qualified Stock Option Agreement,
                       dated May 17, 2002, between the Issuer
                       and Daniel S. Laikin. This Exhibit is
                       incorporated by reference to Exhibit
                       10.10 in the Issuer's Form 8-K filed on May 31, 2002.

H Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt. This
                       Exhibit is incorporated by reference to
                       Exhibit 10.12 in the Issuer's Form 8-K
                       filed on May 31, 2002.


I                      Form of Common Stock Warrant, dated May
                       17, 2002 (including Schedule identifying material terms). This Exhibit is incorporated by reference to Exhibit
                       10.16 in the Issuer's Form 8-K filed on May 31, 2002.

J                      Option Transfer Agreement, dated November 12, 2002.

K Second Amendment to Voting Agreement, dated October 4, 2002. This Exhibit is incorporated by reference to Exhibit K in Amendment No. 21 to Schedule 13D filed on October 15, 2002.

L                      Assumption and Adherence Agreement, dated
                       October 4, 2002. This Exhibit is
                       incorporated by reference to Exhibit L in Amendment No. 21 to Schedule 13D filed on
                       October 15, 2002.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: October 11, 2002


/s/ Daniel S. Laikin
----------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
----------------------------------------
PAUL SKJODT


SAMERIAN LLP


/s/ Paul Skjodt
----------------------------------------
By:   Paul Skjodt
Its:  Managing Member


/s/ Timothy S. Durham
----------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC


/s/ Timothy S. Durham
----------------------------------------
By:   Timothy S. Durham
Its:  Managing Member


DW LEASING COMPANY, LLC


/s/ Timothy S. Durham
----------------------------------------
By:   Timothy S. Durham
Its:  Managing Member



/s/ Judy B. Laikin
----------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC

/s/ Daniel S. Laikin
----------------------------------------
By: Daniel S. Laikin
Its:  Managing Member


DC INVESTMENTS, LLC


/s/ Timothy Durham
----------------------------------------
By: Timothy Durham
Its:  Managing Member



/s/ Betty A. Morgan
----------------------------------------
BETTY A. MORGAN

                                    EXHIBIT J

                            OPTION TRANSFER AGREEMENT

     THIS OPTION TRANSFER AGREEMENT (the "Agreement") is made and entered this 12th day of November, 2002, by and between Timothy S. Durham, in his capacity as the pledgee in connection with a loan to a third party which is secured by the Option Agreement subject to this Agreement ("Pledgee"), and the Zimmer N Trust ("Assignee").

                                    RECITALS

     A. Pledgee wishes to transfer and assign, and Assignee wishes to acquire, the option represented by the Option Agreement attached hereto as Exhibit I.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and conditions contained herein and for other good and valuable consideration, the parties hereby agree as follows:

     1. Assignment and Transfer of Option. Subject to and upon the terms and conditions set forth in this Agreement, Pledgee hereby transfers and assigns to Assignee, and hereby consents to such transfer and assignment to Assignee of, all rights, title and interest in and to the Option Agreement attached hereto as
Exhibit I (the "Option Agreement") and Assignee hereby accepts such transfer and assignment and assumes the Option Agreement and agrees to be bound thereby.

     2. Acquisition Price. The acquisition price payable to Pledgee for the transfer and assignment of the Option Agreement is Seven Hundred Ninety Nine Thousand Eight Hundred Thirty Four Dollars and Fifty Cents ($799,834.50) payable by Assignee to Pledgee by wire transfer concurrently with the execution and delivery of this Agreement.

     3. Representations and Warranties. As a condition to such transfer and assignment, Assignee shall provide to National Lampoon, Inc. (formerly J2 Communications) such representations and warranties in connection with such transfer and assignment as National Lampoon, Inc. shall require. In addition, Assignee hereby represents and warrants to Pledgee as follows:

     a.   Assignee is an Indiana trust.

     b. Assignee has all requisite power and authority to enter into this Agreement.

     c. Assignee has taken all actions necessary to authorize it to make the representations and warranties set forth herein. This Agreement is a legally valid and binding obligation of Assignee enforceable against it in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting enforcement of creditors' rights generally.

     d. Assignee is an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") and has such knowledge and experience in financial business matters as to be capable of evaluating the merits and risks of its investment, has no need for liquidity in its investment and has the ability to bear the economic risks of its investment.

     e. Assignee is acquiring the Option Agreement for investment for its own account and not with the view to, or for resale in connection with, any public distribution thereof. Assignee understands that the Option Agreement and the shares that can be acquired under the Option Agreement (the "Shares") have not been registered under the Securities Act or under any state securities laws by reason of a specified exemption from the registration provisions of the Securities Act and such state securities laws which depends upon, among other things, the bona fide nature of such purchaser's investment intent as expressed herein.

     f. Assignee acknowledges that the Option Agreement and the Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Assignee acknowledges that the certificates representing the Shares will bear an appropriate legend referencing the restrictions on transfer.

     IN WITNESS WHEREOF the parties hereto have executed this Option Transfer Agreement effective as of the date first written above.

PLEDGEE                                 ZIMMER N TRUST



/s/ Timothy S. Durham                   By: /s/Kenneth Davis, V.P. & T.O.
-----------------------                 ---------------------------------
Timothy S. Durham                       Lake City Bank, Trustee

                                    Exhibit I
                                TIMOTHY S. DURHAM
                         111 MONUMENT CIRCLE, SUITE 4800
                              INDIANAPOLIS IN 46204

-------------------------------------------------------------------------------


May 17, 2002



Christopher R. Williams
P.O. Box 95187
Las Vegas NV  89193

         Re:      Option Agreement

Dear Chris:

     Option. I hereby grant to you as of the date of this Option Agreement an option (the "Option") to purchase 2,307 shares of Series B Convertible Preferred Stock of J2 Communications and my right to purchase 64,986 shares of Common Stock, no par value, of J2 Communications under and pursuant to the Common Stock Warrant (the "Warrant") dated May 17, 2002 issued by J2 Communications in the name of Timothy S. Durham exercisable at a purchase price equal to Three Dollars and Fifty-Five Cents ($3.55) per share prior to the second anniversary of the date of issuance of the Warrant and Five Dollars ($5.00) per share on and after such date, which right under the Warrant expires May 16, 2007. You may exercise the Option by delivering to me an executed copy of the Stock Transfer Agreement attached to this Option Agreement as Exhibit One and the related documents and full payment as described therein or before December 31, 2002. This Option may be exercised only in whole and not in part.

     Adjustments. I will make or provide for such adjustments in the numbers of shares covered by this Option, in the price applicable to this Option, and in the kind of shares covered hereby, as I in my reasonable discretion may determine is equitably required to prevent dilution or enlargement of your rights that otherwise would result from (a) any stock dividend, stock split, combination of shares, or recapitalization of J2 Communications, (b) any merger or consolidation involving or affecting J2 Communications, or (c) any other corporate transaction or event having an effect similar to any of the foregoing.

     Transferability. This Option shall be transferable by you with my consent, which may be withheld in my sole discretion.


     Governing Law. This Option Agreement shall be governed by the substantive laws of the State of Indiana, without reference to Indiana conflict of law provisions.

     This Option Agreement, upon your delivery of an executed copy to me, shall constitute a binding option agreement between you and me.

                                      Very truly yours,



                                      --------------------------------
                                      Timothy S. Durham

                          ACKNOWLEDGMENT AND AGREEMENT

     I have received a copy of this Option Agreement and agree to be bound by the terms and conditions set forth herein.

EXECUTED effective as of May 17, 2002.


----------------------------------
Christopher R. Williams

                                   Exhibit One
                            STOCK TRANSFER AGREEMENT

         THIS STOCK TRANSFER AGREEMENT (the "Agreement") is made and entered this ____ day of _________, 2002, by and between Timothy S. Durham ("Seller") and __________________ ("Buyer").

                                    RECITALS

     B. Seller wishes to sell, and Buyer wishes to purchase, 2,307 shares of Series B Convertible Preferred Stock of J2 Communications, a California corporation, and certain warrants to purchase 64,986 shares of Common Stock, no par value, of J2 Communications.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of the foregoing premises and the conditions contained herein and for other good and valuable consideration, the parties hereby agree as follows:

     4. Sale and Transfer of Shares. Subject to and upon the terms and conditions set forth in this Agreement, Seller hereby sells 2,307 shares of Series B Convertible Preferred Stock of J2 Communications to Buyer and the right of Seller to acquire 64,986 shares of Common Stock, no par value, of J2 Communications under and pursuant to the Common Stock Warrant (the "Warrant") dated May 17, 2002 issued by J2 Communications in the name of Timothy S. Durham exercisable at a purchase price equal to Three Dollars and Fifty-Five Cents ($3.55) per share prior to the second anniversary of the date of issuance of the Warrant and Five Dollars ($5.00) per share on and after such date, which right expires May 16, 2007 (collectively, including the shares issuable upon exercise of the Warrant, the "Shares"). Seller shall concurrently herewith deliver to Buyer a stock certificate representing the shares of Series B Preferred Stock being transferred duly endorsed by stock power for transfer to Buyer (substantially in the form attached hereto as Exhibit A) and an appropriate Assignment of Warrant assigning Seller's rights under the Warrant to the extent of 64,986 shares of Common Stock of J2 Communications by Buyer (substantially in the form attached hereto as Exhibit B).

     5. Purchase Price. The purchase price payable to Seller is Two Hundred Thirty Thousand Seven Hundred Dollars ($230,700) which Buyer shall pay to Seller by wire transfer concurrently with the execution of this Agreement.

     6. Representations and Warranties. As a condition to such transfer, Buyer shall provide to J2 Communications such representations and warranties in connection with such purchase as J2 Communications shall require. In addition, Buyer hereby represents and warrants to Seller as follows:

     a.   Buyer is a ______________.

     b. Buyer has all requisite power and authority to enter into this Agreement.

     c. Buyer has taken all actions necessary to authorize it to make the representations and warranties set forth herein. This Agreement is a legally valid and binding obligation of Buyer enforceable against it in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting enforcement of creditors' rights generally.

     d. Buyer is an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") and has such knowledge and experience in financial business matters as to be capable of evaluating the merits and risks of its investment, has no need for liquidity in its investment and has the ability to bear the economic risks of its investment.

     e. Buyer is acquiring the Shares for investment for its own account and not with the view to, or for resale in connection with, any public distribution thereof. Buyer understands that the Shares have not been registered under the Securities Act or under any state securities laws by reason of a specified exemption from the registration provisions of the Securities Act and such state securities laws which depends upon, among other things, the bona fide nature of such purchaser's investment intent as expressed herein.

     f. Buyer acknowledges that the Shares acquired by it must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Buyer acknowledges that the certificates representing the Shares will bear an appropriate legend referencing the restrictions on transfer.

     7. Voting Agreement. Buyer shall concurrently herewith execute and deliver to Buyer and James P. Jimirro ("Jimirro"), the President of J2 Communications, an Assumption and Adherence Agreement (substantially in the form attached hereto as Exhibit C) as required by and under the Voting Agreement (the "Voting Agreement") dated May 17, 2002 and made between the Purchasers (as defined therein), the NLAG Shareholders (as defined therein) and Jimirro. Buyer acknowledges that the certificates representing the Shares will bear an appropriate legend referencing the Voting Agreement.

     IN WITNESS WHEREOF the parties hereto have executed this Stock Transfer Agreement effective as of the date first written above.

                                      BUYER




-------------------------            ---------------------------------
Timothy S. Durham

                                    Exhibit A
                             IRREVOCABLE STOCK POWER


     FOR VALUE RECEIVED, I hereby sell, assign and transfer unto _______________________________________________, 2,307 shares of Series B
Convertible Preferred Stock of J2 Communications represented by Certificate No. 03 standing in my name on the books of J2 Communications (with the remaining 2,573 shares represented by Certificate No. 03 to be re-certificated in my name), and do hereby irrevocably constitute and appoint J2 Communications attorney to transfer the said Shares on the books of J2 Communications with full power of substitution in the premises.



Dated: ________________, 2002            ____________________________________
                                         Timothy S. Durham

                                    Exhibit B
                              ASSIGNMENT OF WARRANT

     FOR VALUE RECEIVED, I hereby sell, assign and transfer unto _______________________________________________ my right to purchase Common
Stock, no par value, of J2 Communications under and pursuant to the Common Stock Warrant dated May 17, 2002 attached to this Assignment of Warrant to the extent of 64,986 shares as to which such right is exercisable at a purchase price equal to Three Dollars and Fifty-Five Cents ($3.55) per share prior to the second anniversary of the date of issuance of the Warrant and Five Dollars ($5.00) per share on and after such date, which right expires May 16, 2007, and do hereby irrevocably constitute and appoint J2 Communications, Attorney, to transfer the same on the books of J2 Communications with full power of substitution in the premises.

Dated: _______________, 2002            _____________________________________
                                        Timothy S. Durham

                              COMMON STOCK WARRANT

     THIS COMMON STOCK WARRANT (this "Warrant") evidences that, for value received, the undersigned Timothy S. Durham and his assignee(s) (the "Holder") is entitled, upon the terms and subject to the conditions hereafter set forth, to subscribe for and purchase from J2 COMMUNICATIONS, a California corporation (the "Company"), one hundred thirty-seven thousand four hundred sixty-five (137,465) fully paid and nonassessable shares of the Company's Common Stock, no par value (the "Common Stock"). The number and exercise price of the shares of Common Stock that may be purchased upon the exercise of this Warrant are subject to adjustment as provided herein.

     Section 1.1 Exercise Period. The purchase rights represented by this Warrant are exercisable by the Holder, in whole or in part and at any time or from time to time, on or after the issuance date of this Warrant and on or before the date that is five (5) years after the issuance date hereof (the "Exercise Period").

     Section 1.2 Exercise Price. The price per share for purchase of the Common Stock upon exercise of the Warrant shall be equal to Three Dollars and Fifty-Five Cents ($3.55) per share prior to the second anniversary of the date of issuance of this Warrant and Five Dollars ($5.00) per share on and after such date (the "Exercise Price"). Such Exercise Price shall be subject to adjustment as provided in Section 8 hereof.

     Section 1.3 Exercise of Warrant.

     (a) During the Exercise Period, this Warrant may be exercised, in whole or in part and from time to time, by the surrender of this Warrant and the Notice of Exercise annexed hereto duly executed at the principal office of the Company and upon payment of the Exercise Price of the shares thereby purchased (payment to be by check or bank draft payable to the order of the Company).

     (b) Upon exercise, the Holder shall be entitled to receive, within a reasonable time, one or more certificates, issued in the Holder's name or in such name or names as the Holder may direct, for the number of shares of Common Stock so purchased. The shares so purchased shall be deemed to be issued as of the close of business on the date on which this Warrant shall have been exercised.

     (c) No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu thereof, a cash payment shall be made equal to such fraction multiplied by the Exercise Price per share as then in effect.

     (d) If an exercise of any portion of the Company's stock of this Warrant is to be made in connection with a registered public offering or the sale of the Company by whatever means or structure effected, the exercise of any portion of this Warrant may, at the election of the Holder, be conditioned upon the consummation of the public offering or sale of the Company, in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

     Section 1.4 Status of Shares. The Company represents, warrants and covenants that all shares of Common Stock that are issued upon the exercise of rights represented by this Warrant will be fully paid, nonassessable, and free from all taxes, liens, and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     Section 1.5 Charges, Taxes, and Expenses. The issuance of certificates in the name of the Holder for the Common Stock purchasable upon the exercise of this Warrant shall be made without charge to the Holder of this Warrant for any issue tax in respect thereof. The Holder shall pay all stock transfer taxes, if any, in respect of any transfer of this Warrant or any Common Stock that may be purchased upon the exercise of this Warrant.

     Section 1.6 No Rights as Shareholder. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to exercise and payment of the Exercise Price in accordance with Section 3 hereof.

     Section 1.7 Registration Rights. The rights of the Holder to register the Common Stock issuable upon exercise of this Warrant shall be as stated in the NALG Registration Rights Agreement dated as of the issuance date of this Warrant among the Holder, the Company and others, as amended and modified from time to time.

     Section 1.8 Adjustments.

     (a) Adjustment of the Exercise Price for Stock Splits, Reverse Stock Splits, and Stock Dividends. In the event that the outstanding shares of Common Stock shall be subdivided (split) or combined (reverse split), by reclassification or otherwise, or in the event of any dividend payable on the Common Stock in shares of Common Stock, the applicable Exercise Price and the number of shares of Common Stock available for purchase under this Warrant in effect immediately prior to such subdivision, combination, or dividend shall be proportionately adjusted.

     (b) Adjustment for Capital Reorganizations. If at any time there shall be a capital reorganization of the Company's Common Stock or a merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as part of such reorganization, merger, consolidation, or sale, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive, on exercise of this Warrant during the period specified in this Warrant and on payment of the Exercise Price then in effect, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation, to which a holder of the Common Stock deliverable on exercise of this Warrant would have been entitled on such capital reorganization, merger, consolidation, or sale if this Warrant had been exercised immediately before that capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment, as determined in good faith by the Board, shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder of this Warrant after the reorganization, merger, consolidation, or sale to the end that the provisions of this Warrant (including adjustment of the Exercise Price then in effect and the number of shares purchasable on exercise of this Warrant, but without any change in the aggregate Exercise Price) shall be applicable after that event, as near as reasonably may be, in relation to any shares or other securities or property deliverable after that event on exercise of this Warrant.

     (c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 8, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request, at any time, of the Holder, furnish or cause to be furnished to the Holder, a like certificate setting forth: (i) such adjustments and readjustments; (ii) the Exercise Price at the time in effect; and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the exercise of the Warrant.

     (d) Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall mail to each Holder, at least ten days prior to the date specified for the taking of a record, a notice describing the proposed event and specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

     Section 1.9 Sale or Transfer of the Warrant; Legend. The Warrant, and any shares of Common Stock of the Company purchased upon exercise of the Warrant, shall not be sold or transferred unless either (i) they first shall have been registered under the 1933 Act, or (ii) the such sale or transfer is exempt from the registration requirements of the 1933 Act. Such Warrant and shares may be subject to additional restrictions on transfer imposed under applicable state and federal securities law. Each certificate representing any Warrant and any such share that has not been registered and that has not been sold pursuant to an exemption that permits removal of the legend shall bear a legend substantially in the following form, as appropriate:

          THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SAID ACT.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if, with such request, the Company shall have received a written opinion of legal counsel who shall be reasonably satisfactory to the Company, addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that such legend is not required in order to establish compliance with any provisions of the Securities Act.

Section 1.10 Representations. The provisions respecting the making of representations regarding investment intent and investor suitability in, and that are required to be made by investors in the Company pursuant to, Sections
4.5 and 4.6 of the Preferred Stock and Warrant Purchase Agreement dated as of the issuance date of this Warrant among the Company, National Lampoon Acquisition Group, LLC and various investors in the Company, are hereby incorporated in full herein by this reference with the same effect as if fully set forth herein, and are applicable to the purchase of this Warrant and to purchases of Common Shares pursuant to the exercise of purchase rights hereunder.

     Section 1.11 Loss, Theft, Destruction, or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and in case of loss, theft, or destruction upon receipt of indemnity or security reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation in lieu of this Warrant.

     Section 1.12 Saturdays, Sundays, Holidays, and So Forth. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or a Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day that is not a legal holiday.

     Section 1.13 Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the exercise of any purchase rights under this Warrant.

     Section 1.14 Issue Date. The provisions of this Warrant shall be construed and shall be given effect in all respects as if it had been issued and delivered by the Company on the date hereof. This Warrant shall be binding upon any successors or assigns of the Company.

     Section 1.15 Governing Law. This Warrant shall constitute a contract under the laws of the State of California and for all purposes shall be construed in accordance with and governed by the laws of said state.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer and the Holder has accepted same as evidenced by his, her or its signature below, all of as of the issuance date of this Warrant, which is May 17, 2002.

                                          J2 Communications


                                          By: /s/ James P. Jimirro
                                          ------------------------------------
                                          James P. Jimirro, President
                                            "COMPANY"


                                          /s/ Timothy S. Durham
                                          ------------------------------------
                                          Timothy S. Durham

                  Notice of Exercise of Stock Purchase Warrant

To:  The Company

1. Pursuant to the terms of the attached Warrant, the undersigned hereby elects to purchase _____ shares of Common Stock of J2 Communications, a California corporation (the "Company"), and tenders herewith payment of the purchase price of such shares in full.

2. Please issue a certificate or certificates representing said shares of Common Stock, in the name of the undersigned or in such other name(s) as is/are specified immediately below or, if necessary, on an attachment hereto:

              [List names and addresses]

3. In the event of partial exercise, please reissue an appropriate Warrant exercisable into the remaining shares.

4. The undersigned represents that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares. The undersigned further represents that such share shall not be sold or transferred unless either (a) they first shall have been registered under the 1933 Act or (b) the Company first shall have been furnished with an opinion of legal counsel reasonably satisfactory to the Company to the effect that such sale or transfer is exempt from the registration requirement.

Date:____________________        __________________________________
                                 Warrant Holder

                                    Exhibit C
                       ASSUMPTION AND ADHERENCE AGREEMENT

     THIS ASSUMPTION AND ADHERENCE AGREEMENT (this "Assumption Agreement") is entered into this ____ day of __________, 2002 by and between Timothy S. Durham ("Seller") and the ______________ ("Buyer").

     WHEREAS, Seller has executed and delivered to Buyer an Irrevocable Stock Power dated as of ____________ __, 2002 (the "Stock Transfer Agreement"),
pursuant to which Seller has agreed to sell, transfer, convey, assign and deliver to Buyer all of the Seller's right, title and interest in and to 2,307 shares of Series B Convertible Preferred Stock (the "Shares") in the capital of J2 Communications, a California Corporation, and Buyer has agreed, by executing this Assumption Agreement, to assume the burdens and obligations (the "Obligations") of Timothy S. Durham with respect to the Shares pursuant to that voting agreement (the "Voting Agreement") dated May 17, 2002 and made between the Purchasers (as defined therein), the NLAG Shareholders (as defined therein) and James P. Jimirro ("Jimirro");

     WHEREAS, pursuant to Section 3(a)(i) of the Voting Agreement, Buyer is required to execute and deliver to Jimirro this Assumption Agreement whereby Buyer assumes such obligations;

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer hereby undertakes and agrees from and after the date hereof, to assume and to perform and discharge when due the Obligations, and otherwise to adhere to the terms and conditions of the Voting Agreement.

     This Assumption Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     This Assumption Agreement shall be governed by and construed in accordance with the Laws of the State of California applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     IN WITNESS WHEREOF, the undersigned have executed this Assumption Agreement on the day and year first above written.

                                 Seller

                                 /s/ Timothy S. Durham
                                 ----------------------------------
                                 Timothy S. Durham

                                 Buyer

                                 By:
                                    -------------------------------
                                    -------------------------------